

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2018

Mail Stop 4561

Robert Mee
Chief Executive Officer
Pivotal Software, Inc.
875 Howard Street, Fifth Floor
San Francisco, CA 94103

> **Re:** **Pivotal Software, Inc.**
> **Amendment No. 1 to Confidential Draft Registration Statement on**
> **Form S-1**
> **Submitted January 25, 2018**
> **CIK No. 0001574135**

Dear Mr. Mee:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated January 11, 2018.

Risk Factors

Risks Related to Our Business and Industry

"Our growth is largely dependent on PCF . . . ," page 17

1. We note your response to prior comment 3 that you do not regularly monitor revenue by individual products and related services separately. Please tell us whether you ever generate information related to the amount of revenues considered as PCF and related services. If so, revise to quantify the amount of revenues attributable to PCF and related

services for the available period. Also, quantify for us the percentage of revenue from PCF and related services in fiscal 2016 and 2017 to support your assertion that such revenues represented a substantial majority of your total revenue for each of these periods. In addition, please clarify the nature of services that you consider to be related to PCF and the estimated time period to which you are referring with your statement that these revenues will be the vast majority of future revenue.

Results of Operations

Comparison of Fiscal 2016 and 2017

Revenue, page 65

2.   In your response to prior comment 12 you state that "Subscription Customers" and "Dollar-Based Net Expansion" metrics will provide an indication of the extent to which fluctuations are attributable to such factors. While increases in such metrics will correspond to revenue increases, the relative contribution to revenue increases may not be apparent. Please revise to disclose in quantified terms, if practicable, the extent to which subscription revenue increases were due the addition of subscription customers and increased sales to existing subscription customers. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

3.   We note your revised disclosure in response to comment 13 where you attribute the increase in the number of subscription customers to an increased demand for strategic and implementation services typically attached to new customer subscriptions. Please explain further to us the relationship between subscription customers and strategic services (e.g., Labs) and tell us what factors impacted the growth in Lab services. In your response, tell us what portion of the services revenue growth was attributable to the increase in Labs versus implementation services revenues.

Critical Accounting Policies and Estimates

Revenue Recognition

Costs to Obtain and Fulfill a Contract, page 72

4.   We note you revised your footnote disclosures in response to prior comment 25; however, similar revisions were not made here. Please explain further your reference to "the weighted-average term of contracts" here or revise your disclosures accordingly.

Certain Relationships and Related Party Transactions, page 106

5.   We note your response to prior comment 21 with respect to your related party intellectual property agreements with DellEMC and VMware. In a risk factor on page 38, you reference intellectual property agreements that provide DellEMC and VMware the use of

your source code and intellectual property that can be used in competing products. Please identify the DellEMC and VMware agreement(s) that contain the intellectual property agreements, which this risk factor references. Please provide us a more detailed materiality analysis as to why you believe these intellectual property agreements are not material to your results of operations. For example, please clarify whether such intellectual property are used in product by DellEMC or VMware that would constitute a material amount of revenue for your operations or identify the products that directly compete with your products line, if any.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

2) Identify the performance obligations in the contract, page F-10

6.   We note your response to prior comment 23. Please explain to us how the upfront license that is primarily comprised of open source software code relates to or is a part of the subscription to your platform. Clarify what the customer takes possession of as part of the subscription (e.g., a license to your software, a license to the open source software or access to your platform). Also, describe the nature of the rights to unspecified upgrades, major releases and patches and clarify whether they relate to software or to the platform. Lastly, please explain further how you determined that a majority of the value is in the PCS and rights.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director
                                        Office of Information Technologies
                                        and Services

cc: Sarah Solum, Esq.
        Davis Polk & Wardwell LLP